Dodge & Cox / Investment Managers / San Francisco
(a) Portfolio estimates: Dodge & Cox, forward P/E calculation excludes negative earners. For illustrative purposes only.
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Dodge & Cox Stock Fund Portfolio Overview
as of June 30, 2008
• Diversified Portfolio of 75–95 Securities
• Long-Term Investment Horizon
• Well-Established Companies:
• Weighted average market cap. of $65 billion
• Below-Average Valuations
• Price-to-earnings ratio of 11.8x
(a)
• Price-to-book ratio of 1.4x
• Dividend yield of 2.6%
• Gradual Portfolio Changes
Stock Fund Portfolio Characteristics
Dodge & Cox Stock Fund
Total Net Assets: $52.5 billion
Net Asset Value Per Share: $111.33
Expense Ratio: 0.52%
[ Company Name ]
Stock Fund Account(s) Value: $0.0 million
(as of 6/30/08)
Client Inception Date: [ Month Year ]
Stocks
98.5%
Cash
1.5%
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Dodge & Cox / Investment Managers / San Francisco
Dodge & Cox Stock Fund Performance Results
for periods ending June 30, 2008
YTD 1 Year 3 Years 5 Years 10 Years 20 Years
Stock Fund -15.87% -21.43% 2.75% 9.29% 8.62% 12.50%
Comparative Indices
S & P 500 Index -11.90% -13.10% 4.42% 7.58% 2.89% 10.44%
Russell 1000 Value Index -13.58% -18.79% 3.51% 8.91% 4.91% 11.00%
Average Annual Total Returns
Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions.
Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices. The Russell 1000 Value Index measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values.
Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold.
Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Before investing in any Dodge &
Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
08-296

Dodge & Cox  /  Investment Managers  /  San Francisco
Dodge & Cox Stock Fund Portfolio Structure
as of June 30, 2008
Stock Fund Portfolio Characteristics
Ten Largest Equity Holdings
Comcast Corp.                       4.5%
Hewlett-Packard Co.                      4.5%
Wachovia Corp.                           3.2%
Novartis AG                         3.1%
Time Warner Inc.                         2.9%
Wal-Mart Stores Inc.                     2.8%
Sony Corp.                 2.8%
Sanofi-Aventis                       2.7%
GlaxoSmithKline PLC            2.7%
News Corp.                          2.6%
Total Weight 31.8%
Stock Fund* S&P 500
Price/Earnings (forward)
(a)
11.8x 15.7x
Price/Sales
(b)
0.7x 1.3x
Price/Book Value 1.4x 2.4x
Wgt. Avg. Mkt. Cap. $65B $90B
Median Mkt. Cap $19B $11B
Dividend Yield 2.6% 2.3%
30-Day SEC Yield
(c)
1.9%
(a)
Portfolio estimates: Bloomberg, excluding negative earners. S&P 500 estimates: Standard & Poor’s, based on top-down analysis.
(b)
Industrials only.
(c)
SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
0%
5%
10%
15%
20%
25%
Consumer
Discretionary
Health Care Financials Information
Technology
Energy Industrials Materials Consumer
Staples
Telecom
Services
Utilities Cash
Dodge & Cox
S&P 500
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Stock Fund Annualized Total Returns as of June 30, 2008:
1 Year -21.4%; 5 Years 9.3%; 10 Years 8.6%.

Dodge & Cox  /  Investment Managers  /  San Francisco
Dodge & Cox Stock Fund Portfolio Structure
as of June 30, 2008
Stock Fund Portfolio Characteristics
Ten Largest Equity Holdings
Stock Fund* S&P 500 Russell Value
Price/Earnings (forward)
(a)
11.8x 15.7x 11.4x
Price/Sales
(b)
0.7x 1.3x 1.1x
Price/Book Value 1.4x 2.4x 1.7x
Wgt. Avg. Mkt. Cap. $65B $90B $92B
Median Mkt. Cap $19B $11B $4B
Dividend Yield 2.6% 2.3% 3.1%
30-Day SEC Yield
(c)
1.9%
Comcast Corp.                       4.5%
Hewlett-Packard Co.                      4.5%
Wachovia Corp.                           3.2%
Novartis AG                         3.1%
Time Warner Inc.                         2.9%
Wal-Mart Stores Inc.                     2.8%
Sony Corp.                 2.8%
Sanofi-Aventis                       2.7%
GlaxoSmithKline PLC            2.7%
News Corp.                          2.6%
Total Weight 31.8%
0%
5%
10%
15%
20%
25%
30%
Consumer
Discretionary
Health Care Financials Information
Technology
Energy Industrials Materials Consumer
Staples
Telecom
Services
Utilities Cash
Dodge & Cox
Russell Value
S&P 500
08-296
(a)
Portfolio estimates: Bloomberg, excluding negative earners. S&P 500 estimates: Standard & Poor’s, based on top-down analysis.
(b)
Industrials only.
(c)
SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Stock Fund Annualized Total Returns as of June 30, 2008:
1 Year -21.4%; 5 Years 9.3%; 10 Years 8.6%.

Dodge & Cox  /  Investment Managers  /  San Francisco
Consumer Industrials / Energy Finance Healthcare Technology, Media and
Telecommunications
21.8% 17.1% 8.7% 17.6% 34.8%
Dodge & Cox Stock Fund
% of Equity Portfolio as of June 30, 2008
  CONSUMER ELECTRONICS 5.1%
Matsushita Electric Industrial Co. (ADS)
Sony Corp. (ADS)
  ELECTRONIC MEDIA 11.0%
Comcast Corp. (Cl A)
DISH Network Corp. (Cl A)
Liberty Global Inc C
Liberty Global Inc.  (Cl A)
Liberty Media Capital Series A
Liberty Media Entertainment Series A
News Corp. (Cl A)
Time Warner Inc.
  TECHNOLOGY 16.9%
BMC Software Inc.
Cadence Design Systems Inc.
Citrix Systems Inc.
Computer Sciences Corp.
Compuware Corp.
eBay Inc.
Hewlett-Packard Co.
Hitachi Ltd. (ADS)
Kyocera Corp. (ADS)
Maxim Integrated Products Inc.
Molex Inc.
Molex Inc. (Cl A)
Motorola Inc.
Pitney Bowes Inc.
Sun Microsystems Inc.
Synopsys Inc.
Thomson (ADS)
Tyco Electronics Ltd.
Xerox Corp.
  TELECOM 1.9%
Sprint Nextel Corp.
  BANKS 5.4%
HSBC Holdings PLC (ADS)
Wachovia Corp.
Wells Fargo & Co.
  FINANCIAL SERVICES 6.8%
Capital One Financial Corp.
Citigroup Inc.
Credit Suisse Group (ADS)
Fannie Mae
Legg Mason Inc.
SLM Corp.
  INSURANCE 5.0%
Aegon N.V. (ADS)
American International Group Inc.
Genworth Financial Inc. (Cl A)
Loews Corp.
Travelers Cos. Inc.
  ENERGY 9.2%
Baker Hughes Inc.
Chevron Corp.
ConocoPhillips
Occidental Petroleum Corp.
Royal Dutch Shell PLC (ADS)
Schlumberger Ltd.
  GENERAL INDUSTRIAL 3.6%
Cemex S.A.B. de C.V. (ADS)
General Electric Co.
Koninklijke Philips Electronics N.V. (ADS)
Tyco Intl
Vulcan Materials Co.
  INDUSTRIAL COMMODITIES 2.8%
Domtar Corp.
Dow Chemical Co.
Rohm & Haas Co.
  TRANSPORTATION 1.8%
FedEx Corp.
  CONSUMER DURABLES 2.0%
Ford Motor Co.
General Motors Corp.
Genuine Parts Co.
Masco Corp.
  PUB/LEISURE 0.4%
Interpublic Group of Cos.
  RETAIL & DISTRIBUTION 6.2%
CarMax Inc.
Home Depot Inc.
Liberty Media Interactive Series A
Macy's Inc.
Sherwin-Williams Co.
Wal-Mart Stores Inc.
Walgreen Co.
This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit
www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
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HEALTH CARE SERVICES 5.6%
Cardinal Health Inc.
Health Management Associates Inc. (Cl A)
UnitedHealth Group Inc.
WellPoint Inc.
PHARMACEUTICALS 16.2%
& MEDICAL DEVICES
Amgen Inc.
Boston Scientific Corp.
Covidien Ltd.
GlaxoSmithKline PLC (ADS)
Novartis AG (ADS)
Pfizer Inc.
Sanofi-Aventis (ADS)
Wyeth

Dodge & Cox  /  Investment Managers  /  San Francisco
Dodge & Cox Stock Fund
Summary of Transactions – Second Quarter 2008
NEW PURCHASES SIGNIFICANT ADDITIONS SALES SIGNIFICANT TRIMS
Industrials
GENERAL ELECTRIC CO UNION PACIFIC CORP
Consumer Discretionary
SHERWIN-WILLIAMS CO/THE MCDONALD'S CORP COMCAST CORP-CL A
MATSUSHITA ELEC IND-SPON ADR
Finance CREDIT SUISSE GROUP-SPON ADR AMERICAN INTERNATIONAL GROUP CHUBB CORP
FANNIE MAE
WACHOVIA CORP
Information Technology CADENCE DESIGN SYS INC ELECTRONIC DATA SYSTEMS CORP
SYNOPSYS INC ECHOSTAR CORP-A
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This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. The securities identified do not represent the Fund’s entire holdings; holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
Dodge & Cox Stock Fund
Summary of Transactions – 7/1/07 to 6/30/08
NEW PURCHASES SIGNIFICANT ADDITIONS SALES SIGNIFICANT TRIMS
Energy SPECTRA ENERGY CORP BAKER HUGHES INC
EXXON MOBIL CORP CONOCOPHILLIPS
CHEVRON CORP
OCCIDENTAL PETROLEUM CORP
SCHLUMBERGER LTD
Materials
DOMTAR CORP ALCOA INC
VULCAN MATERIALS CO INTERNATIONAL PAPER CO
NOVA CHEMICALS CORP
Industrials GENERAL ELECTRIC CO UNION PACIFIC CORP
Consumer Discretionary FORD MOTOR CO COMCAST CORP-CL A GAP INC/THE MATSUSHITA ELEC IND-SPON ADR
GENERAL MOTORS CORP HOME DEPOT INC HONDA MOTOR CO LTD-SPONS ADR
CARMAX INC MCDONALD'S CORP
LIBERTY MEDIA CORP-ENT SER A NIKE INC -CL B
SHERWIN-WILLIAMS CO/THE
Consumer Staples WALGREEN CO AVON PRODUCTS INC WAL-MART STORES INC
UNILEVER N V  -NY SHARES
Health Care
AMGEN INC NOVARTIS AG-ADR BECTON DICKINSON & CO
COVIDIEN LTD BRISTOL-MYERS SQUIBB CO
JOHNSON & JOHNSON JOHNSON & JOHNSON
UNITEDHEALTH GROUP INC THERMO FISHER SCIENTIFIC INC
Finance
AMERICAN INTERNATIONAL GROUP CITIGROUP INC CHUBB CORP LOEWS CORP
CREDIT SUISSE GROUP-SPON ADR CAPITAL ONE FINANCIAL CORP SAFECO CORP TRAVELERS COS INC/THE
FANNIE MAE SLM CORP UNUM GROUP
LEGG MASON INC WACHOVIA CORP
WELLS FARGO & CO
Information Technology CADENCE DESIGN SYS INC MOTOROLA INC AVAYA INC*
KYOCERA CORP -SPONS ADR DELL INC
MOLEX INC ELECTRONIC DATA SYSTEMS CORP
MOLEX INC -CL A NCR CORPORATION
MAXIM INTEGRATED PRODUCTS ECHOSTAR CORP-A
SYNOPSYS INC
TYCO ELECTRONICS LTD
Telecommunication Services SPRINT NEXTEL CORP VODAFONE GROUP PLC-SP ADR
Utilities FIRSTENERGY CORP
* Acquired
08-296
This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. The securities identified do not represent the Fund’s entire holdings; holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco
Years Stock Fund S&P 500 + / -
1988-91 4 13.6 18.0 -4.4
1992-94 3 11.3 6.3 5.0
1995-99 5 21.6 28.6 -7.0
2000-06 7 12.8 1.1 11.7
2006-07 1 0.1 5.5 -5.4
1987-07 20 14.2 11.8 2.4
Value of $1000 20 $14,183 $9,331 $4,852
Dodge & Cox Stock Fund: Deconstructing 20 Years of Results
for periods ending December 31,
1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007
Stock Fund 13.8 26.9 -5.1 21.5 10.8 18.3 5.2 33.4 22.3 28.4 5.4 20.2 16.3 9.3 -10.5 32.4 19.2 9.4 18.5 0.1
S&P 500 16.6 31.7 -3.1 30.5 7.6 10.1 1.3 37.6 23.0 33.3 28.6 21.1 -9.1 -11.9 -22.1 28.7 10.9 4.9 15.8 5.5
Difference -2.9 -4.7 -2.0 -9.0 3.2 8.2 3.8 -4.2 -0.7 -4.9 -23.2 -0.9 25.4 21.2 11.6 3.7 8.3 4.4 2.7 -5.4
Annual Returns (%)
Intra-Period Returns (%)
Observations
Stock Fund SEC Standardized Average Annual Total Returns as of June 30, 2008: 1 Year -21.43%; 5 Years 9.29%; 10 Years 8.62%%
• Our price-disciplined investment approach has at times been out of favor.
• Since underperformance and outperformance can reverse in
surprisingly short periods of time, attempting to time the market
(or swings between investment styles) can be hazardous to one’s investment health.
• Persistence has been a critical component of long-term results.
Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions.
Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices.
Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold.
Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Before investing in any Dodge &
Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
08-296

Dodge & Cox / Investment Managers / San Francisco
Dodge & Cox: 20.9% vs. S&P 500: 8.1%
Diversification within the Consumer Discretionary Sector
as of June 30, 2008
Appears Concentrated, Yet Exposure Varies:
• Some companies are domestic, others global franchises
• Some are deeply cyclical, others less economically sensitive
• Some face rapid technological change, others less so
• Some sell impulse purchase products, others exhibit utility-like consumption
• Some require internal restructuring, others face external, market risks
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
08-296
Media/Cable
11.2
Consumer Electronics
5.1
Retail/Distribution
3.3
Appliances/
Auto/Auto Parts
1.3
CarMax,
Genuine Parts,
Home Depot, Liberty
Interactive, Macy's,
Sherwin-Williams
Matsushita,
Sony, Thomson
Comcast,  DISH Network,
Interpublic Group,
Liberty Capital,  Liberty Global,
Liberty Entertainment,
News Corp, Time Warner
Ford,
General
Motors

Dodge & Cox / Investment Managers / San Francisco
Position
Size*
Company
Country of
Domicile
U.S./ North
America
Sales**
3.1% Novartis AG Switzerland 46%
2.8% Sony Corp. Japan 25%
2.7% Sanofi-Aventis France 34%
2.7% GlaxoSmithKline PLC United Kingdom 44%
2.2% Matsushita Electric Industrial Co., Ltd. Japan 13%
1.4% Hitachi, Ltd. Japan 9%
1.1% Royal Dutch Shell PLC United Kingdom 25%
0.8% HSBC Holdings PLC United Kingdom 26%
0.7% Aegon NV Netherlands 42%
0.6% Kyocera Corp. Japan 19%
0.6% Cemex SAB de CV Mexico 25%
0.4% Credit Suisse Group Switzerland 37%
0.3% Koninklijke Philips Electronics NV Netherlands 25%
0.1% Thomson France 39%
19.5% TOTAL
Criteria for International Companies in a “U.S. Portfolio”
as of June 30, 2008
* Percentage of the Dodge & Cox Stock Fund.
** From most recent company reports.
Look for companies that have some of the
following characteristics:
Primary Considerations
• Attractive on an absolute valuation basis
• Attractive on a relative valuation basis
Secondary Considerations
• Multinational operations
• Similar business franchise cannot be
found in the US
Sources: Company reports, Dodge & Cox.
This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. The securities identified do not represent the Fund’s entire holdings; holdings are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
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Dodge & Cox / Investment Managers / San Francisco
Comparative Investment Results – Q2 2008
Q2 2008 Total Return
(Stock Fund vs. S&P 500)*
-4.5%
-2.7%
-10%
-5%
0%
Stock Fund S&P 500
* Stock Fund Standardized Average Annual Total Returns as of 6/30/08: 1 Year -21.4%; 5 Years 9.3%; 10 Years 8.6%.
Key Detractors from Results
Weak relative returns from Financials holdings (-23% vs. -18% for the Index sector) hurt performance. In particular, Wachovia (-42%) and AIG (-38%)
were again notable detractors, along with Fannie Mae (-25%) and Capital One (-22%).
In spite of strong relative returns in the
Energy
sector (+22% vs. +17% for the Index sector), the lower weighting (9% vs. 14% for the Index sector)
detracted from relative results. Baker Hughes (+28%) and Schlumberger (+24%) were particularly strong.
The Fund’s holdings underperformed the Index in
Materials
(-6% vs. +4%). Chemical companies Rohm & Haas (-13%) and Dow Chemical (-4%)
lagged.
Significant detractors included General Motors (-39%), General Electric (-27%), Motorola (-21%) and News Corp. (-20%).
Key Contributors to Results
A significantly higher weighting in the
Health Care
sector (20% vs. 11%), combined with good relative returns, was beneficial. The Fund’s aggregate holdings were up 1%, while the Index sector was down 1%. Wyeth (+16%), Amgen (+13%) and Novartis (+7%) were notable contributors.
A strong return from the
Telecommunication Services
sector helped: sole holding Sprint Nextel was up 42%, while the Index sector declined 4%.
Significant contributors included Electronic Data Systems (+47% after agreeing to be acquired by Hewlett-Packard), Sallie Mae (+26%), Hitachi
(+20%), Sony (+9%) and Wal-Mart Stores (+7%).
Source: FactSet portfolio analysis, Dodge & Cox, S&P 500. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. The securities identified do not represent the Fund’s entire holdings; holdings are subject to change at any time without notice. Past performance does not guarantee future results.
Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Before investing in any Dodge & Cox Fund, you should carefully consider the
Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
08-296

Dodge & Cox / Investment Managers / San Francisco
Comparative Investment Results – Q2 2008
Q2 2008 Total Return
(Stock Fund vs. Russell 1000 Value)*
-4.5%
-5.3%
-10%
-5%
0%
Stock Fund Russell 1000 Value
Key Contributors to Results
A significantly higher weighting in the
Health Care
sector (20% vs. 7%), combined with good relative returns, was beneficial. The Fund’s aggregate holdings were up 1%, while the Index sector was down 3%. Wyeth (+16%), Amgen (+13%) and Novartis (+7%) were notable contributors.
A significantly higher weighting in the Information Technology sector (16% vs. 3% for the Index sector) aided results, and relative returns were positive (+1% vs. -1%). Electronic Data Systems was up 47% after agreeing to be acquired by Hewlett-Packard.
A strong return from the
Telecommunication Services
sector helped: sole holding Sprint Nextel was up 42%, while the Index sector declined 5%.
Significant contributors included Sallie Mae (+26%), Hitachi (+20%), Sony (+9%) and Wal-Mart Stores (+7%).
Key Detractors from Results
In spite of strong relative returns in the
Energy
sector (+22% vs. +16% for the Index sector), the lower weighting (9% vs. 18% for the Index sector)
detracted from relative results. Baker Hughes (+28%) and Schlumberger (+24%) were particularly strong.
The Fund’s lack of
Utilities
holdings hurt performance, as the Index sector gained 8% for the quarter.
Significant detractors included finance holdings Wachovia (-42%) and AIG (-38%), as well as General Motors (-39%), General Electric (-27%),
Motorola (-21%) and News Corp. (-20%).
Source: FactSet portfolio analysis, Dodge & Cox, Russell. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.
The securities identified do not represent the Fund’s entire holdings; holdings are subject to change at any time without notice. Past performance does not guarantee future results.
Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Before investing in any Dodge & Cox Fund, you should carefully consider the
Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
08-296
* Stock Fund Standardized Average Annual Total Returns as of 6/30/08: 1 Year -21.4%; 5 Years 9.3%; 10 Years 8.6%.

Dodge & Cox / Investment Managers / San Francisco
Comparative Investment Results – YTD as of June 30, 2008
Year to date as of June 30, 2008 - Total Return
(Stock Fund vs. S&P 500)*
-15.9%
-11.9%
-20%
-15%
-10%
-5%
0%
Stock Fund S&P 500
* Stock Fund Standardized Average Annual Total Returns as of 6/30/08: 1 Year -21.4%; 5 Years 9.3%; 10 Years 8.6%.
Key Detractors from Results
Weak returns from Financials holdings (-36% vs. -30% for the Index sector) hurt performance (both relative and absolute). In particular, Wachovia
(-58%) and AIG (-54%) were notable detractors, along with Citigroup (-42%) and Capital One (-18%).
In spite of comparable relative returns for Energy holdings (+10% vs. +9% for the Index sector), the lower average weighting (9% vs. 14% for the Index sector) detracted from relative results. Occidental Petroleum (+18%), Schlumberger (+10%) and Baker Hughes (+8%) were particularly strong.
The Fund’s holdings underperformed the Index in
Information Technology
(-17% vs. -13% for the Index sector). Motorola (-54%) lagged notably.
Significant detractors included News Corp. (-26%), Sony (-19%) and health care companies WellPoint (-46%) and Sanofi-Aventis (-25%).
Key Contributors to Results
Strong relative returns from Consumer Staples holdings were beneficial. Led by Wal-Mart Stores (+19%), the Fund’s holdings gained 13%, while the
Index sector declined 7%.
Relative returns were helped by the Fund’s underweighting of weak-performing
Telecommunication Services
(1% weighting vs. 3% for the Index
sector) and Industrials (6% vs. 12%).
Significant contributors included Electronic Data Systems (+18%), Matsushita (+6%) and the Fund’s largest holding Comcast (+4%). Health care companies Wyeth (+10%), Covidien (+9%) and Novartis (+4%) were also notable contributors.
Source: FactSet portfolio analysis, Dodge & Cox, S&P 500. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. The securities identified do not represent the Fund’s entire holdings; holdings are subject to change at any time without notice. Past performance does not guarantee future results.
Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Before investing in any Dodge & Cox Fund, you should carefully consider the
Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
08-296

Dodge & Cox / Investment Managers / San Francisco
Year to Date as of June 30, 2008 - Total Return
(Stock Fund vs. Russell 1000 Value)*
-15.9%
-13.6%
-20%
-15%
-10%
-5%
0%
Stock Fund Russell 1000 Value
* Stock Fund Standardized Average Annual Total Returns as of 6/30/08: 1 Year -21.4%; 5 Years 9.3%; 10 Years 8.6%.
Comparative Investment Results – YTD as of June 30, 2008
Key Detractors from Results
Given the very strong sector returns, the Fund’s lower weighting in Energy (9% vs. 17% for the Index sector) was by far the largest factor detracting from relative results. Occidental Petroleum (+18%), Schlumberger (+10%) and Baker Hughes (+8%) were particularly strong.
The Fund’s lack of
Utilities
holdings (0% vs. a 7% weight for the Index sector) hurt relative performance.
Weak relative returns from
Health Care
holdings (-15% vs. -11% for the Index sector), combined with a higher weighting (21% vs. 7% for the Index sector), hurt performance. In particular, UnitedHealth (-55%), WellPoint (-46%), Sanofi-Aventis (-25%) and Pfizer (-21%) detracted.
Significant detractors included Motorola (-54%), News Corp. (-26%), Sony (-19%) and financials Wachovia (-58%), AIG (-54%) and Citigroup (-42%).
Key Contributors to Results
Strong relative returns from Consumer Staples holdings were beneficial. Led by Wal-Mart Stores (+19%), the Fund’s holdings gained 13%, while the
Index sector declined 10%.
Underweighting
Telecommunication Services
(1% vs. 6% for the Index sector) and
Industrials
(6% vs. 11% for the Index sector) helped relative
returns, as both sectors were quite weak. In addition, Union Pacific had strong performance (+10%).
Significant contributors included Electronic Data Systems (+18%), Matsushita (+6%) and the Fund’s largest holding Comcast (+4%). Health care companies Wyeth (+10%), Covidien (+9%) and Novartis (+4%) were also notable contributors.
Source: FactSet portfolio analysis, Dodge & Cox, Russell. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.
The securities identified do not represent the Fund’s entire holdings; holdings are subject to change at any time without notice. Past performance does not guarantee future results.
Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Before investing in any Dodge & Cox Fund, you should carefully consider the
Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
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Dodge & Cox / Investment Managers / San Francisco
Comparative Investment Results – Year Ending June 30, 2008
Year Ending June 30, 2008, Total Return
(Stock Fund vs. S&P 500)*
-21.4%
-13.1%
-25%
-20%
-15%
-10%
-5%
0%
Stock Fund S&P 500
* Stock Fund Standardized Average Annual Total Returns as of 6/30/08: 1 Year -21.4%; 5 Years 9.3%; 10 Years 8.6%.
Key Detractors from Results
Weak returns from
Information Technology
holdings (-19% vs. -7% for the Index sector) hurt relative performance. Several large, higher-valuation technology companies (e.g., Apple, Oracle and Google) not held in the Fund performed relatively well. In contrast, lower-valuation holdings Motorola
(-58%) and Xerox (-26%) lagged significantly.
Similarly, weak returns from Financials holdings (-50% vs. -42% for the Index sector) also hurt relative performance. Wachovia (-68%), Citigroup
(-66%), AIG (-61% from date of purchase) and Capital One (-51%) were notable detractors.
Energy
was the strongest performing sector of the Fund and the market, but the move to trim Energy in the second half of 2007 resulted in a lower average weight for the period (10% vs. 13% for the Index sector), which detracted from relative results. Occidental Petroleum (+58%) and Schlumberger
(+28%) were particularly strong holdings.
The Fund’s holdings underperformed the Index sector in
Health Care
(-17% vs. -12%). Notably, UnitedHealth (-47% from date of purchase), WellPoint
(-40%) and Pfizer (-28%) lagged.
Significant detractors included Sprint Nextel (-54%) as well as media/cable stocks Comcast (-32%), News Corp. (-29%) and Time Warner (-29%).
Key Contributors to Results
Strong relative returns in the Consumer Staples sector (+14% vs. +1% for the Index sector) were beneficial, led by Wal-Mart Stores (+19%).
Significant contributors included Union Pacific (+21% to date of sale), McDonald’s (+16% to date of sale), Covidien (+12%) and Matsushita (+10%).
Source: FactSet portfolio analysis, Dodge & Cox, S&P 500. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. The securities identified do not represent the Fund’s entire holdings; holdings are subject to change at any time without notice. Past performance does not guarantee future results.
Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Before investing in any Dodge & Cox Fund, you should carefully consider the
Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
08-296

Dodge & Cox / Investment Managers / San Francisco
Comparative Investment Results – Year Ending June 30, 2008
Year Ending June 30, 2008, Total Return
(Stock Fund vs. Russell 1000 Value)*
-21.4%
-18.8%
-25%
-20%
-15%
-10%
-5%
0%
Stock Fund Russell 1000 Value
* Stock Fund Standardized Average Annual Total Returns as of 6/30/08: 1 Year -21.4%; 5 Years 9.3%; 10 Years 8.6%.
Key Detractors from Results
Energy
was the strongest performing sector of the Fund and the market, but the Fund’s lower weighting (10% vs. 16% for the Index sector) was by far the largest detractor from relative results. However, Occidental Petroleum (+58%) and Schlumberger (+28%) were particularly strong holdings.
The Fund’s decision to exit the
Utilities
sector hurt performance, as the Index sector gained 5% during this period.
Weak relative returns from Materials holdings (-20% vs. -3% for the Index sector) hurt performance. Cemex (-31%) and Dow Chemical (-18%) were notably weak.
Significant detractors included Motorola (-58%), Sprint Nextel (-54%), WellPoint (-40%), Comcast (-32%) and News Corp. (-29%).
Key Contributors to Results
Financials
was the weakest performing sector by a wide margin, and the Fund’s lower average weighting (16% vs. 30% for the Index sector) helped considerably. However, Wachovia (-68%), Citigroup (-66%), AIG (-61%) and Capital One (-51%) were very weak holdings.
Although the overall sector was sharply down, good relative returns in the
Consumer Discretionary
sector (-22% vs. -30% for the Index sector) were
beneficial, led by McDonald’s (+16% to date of sale) and Matsushita (+10%).
The Fund outperformed the Index in the Consumer Staples sector (+14% vs. -2%), led by Wal-Mart Stores (+19%).
Significant contributors included Union Pacific (+21% to date of sale), BMC Software (+19%), Vodafone (+15% to date of sale) and Covidien (+12%).
Source: FactSet portfolio analysis, Dodge & Cox, Russell. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.
The securities identified do not represent the Fund’s entire holdings; holdings are subject to change at any time without notice. Past performance does not guarantee future results.
Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Before investing in any Dodge & Cox Fund, you should carefully consider the
Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
08-296

Dodge & Cox / Investment Managers / San Francisco
Dodge & Cox Stock Fund Expense Information
Calendar Year 2007
Shareholder Transaction Expenses
Sales Load Imposed on Purchases None
Sales Load Imposed on Reinvested Distributions None
Deferred Sales Load None
Redemption Fees None
Exchange Fee None
Annual Fund Operating Expenses (as a percentage of average net assets)
Management Fees .50%
Distribution Fees None
Other Expenses .02%
Total Fund Operating Expenses .52%
Example:
A shareholder would pay the following expenses on a $10,000 investment, assuming
(1) 5% annual return, and (2) redemption at the end of each time period:
Time Period 1 Year 3 Years 5 Years 10 Years
Expenses $53 $167 $291 $653
This example should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown.
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
08-296